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3/5/03 HB

[redacted]

03012619

SECURI... ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003 MAIL PROCESSING SECTION WASH. D.C. 181

SEC FILE NUMBER
8-26545

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankers International Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Central Avenue, 16th floor
(No. and Street)

Saint Petersburg, (City) Florida (State) 33701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Graeme H. Smith 727-823-4000, x4269
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gregory, Sharer & Stuart, P.A.
(Name – *if individual, state last, first, middle name*)

100 Second Avenue S, Suite 600, St. Petersburg, FL 33701
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Graeme H. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankers International Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DEBORAH V. GREY
MY COMMISSION # DD 109202
EXPIRES: July 13, 2006
Bonded Thru Notary Public Underwriters

Graeme H. Smith
Signature

President
Title

Deborah V. Grey
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule ~~15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~. 17a-5(d)(4)
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Not applicable
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report On Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANKERS INTERNATIONAL SECURITIES, INC.

Financial Statements

December 31, 2002 and 2001

Table Of Contents

Gregory, Sharer & Stuart, P.A.

Richard H. Caton, CPA
M. Timothy Farrell, CPA
Thomas H. Gregory, CPA
Jeffrey P. McClanathan, CPA
James G. Newman, CPA
Paula D. Popovich, CPA
Larry W. Sharer, CPA
Byron C. Smith, CPA
Charles L. Stuart, CPA
Richard G. Ulrich, CPA

Report Of Independent Certified Public Accountants

To the Board of Directors and Stockholder
Bankers International Securities, Inc.

We have audited the accompanying statements of financial condition of Bankers International Securities, Inc. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bankers International Securities, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 13 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gregory, Sharer & Stuart, P.A.

Gregory, Sharer & Stuart, P.A.

St. Petersburg, Florida
February 25, 2003

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
100 Second Avenue South • Suite 600 • St. Petersburg, Florida 33701-4336
727/821-6161 FAX 727/822-4573
www.gsscpa.com

BANKERS INTERNATIONAL SECURITIES, INC.
Statements Of Financial Condition

	December 31, 2002	December 31, 2001
Assets		
Cash	$ 10,001	$ -
Certificate of deposit	20,000	40,000
Advance to affiliate	4,600	84,955
Other assets	4,577	5,695
Total Assets	$ 39,178	$ 130,650
Liabilities And Stockholder's Equity		
Liabilities		
Income taxes payable	$ 926	$ 1,849
Stockholder's Equity		
Common stock, $.10 par value, 10,000 shares authorized, 100 shares issued and outstanding	10	10
Additional paid-in capital	599,990	693,243
Accumulated deficit	(561,748)	(564,452)
	38,252	128,801
Total Liabilities And Stockholder's Equity	$ 39,178	$ 130,650

See the accompanying notes.

BANKERS INTERNATIONAL SECURITIES, INC.
Statements Of Operations

	Year Ended December 31, 2002	2001
Revenues		
Interest	$ 1,114	$ 2,667
Service fee income	25,856	6,700
	26,970	9,367
Expenses		
Administrative expenses	24,506	7,559
Income before income taxes	2,464	1,808
Income tax benefit	(240)	(2,209)
Net Income	$ 2,704	$ 4,017

See the accompanying notes.

BANKERS INTERNATIONAL SECURITIES, INC.
Statements Of Changes In Stockholder's Equity
For The Years Ended December 31, 2002 and 2001

	Preferred Stock	Common Stock	Additonal Paid-In Capital	Accumulated Deficit	Total
Balance December 31, 2000	-	10	693,243	(568,469)	124,784
Net income for 2001	-	-	-	4,017	4,017
Balance December 31, 2001	-	10	693,243	(564,452)	128,801
Return of capital	-	-	(93,253)	-	(93,253)
Net income for 2002	-	-	-	2,704	2,704
Balance December 31, 2002	**$ -**	**$ 10**	**$ 599,990**	**$ (561,748)**	**$ 38,252**

See the accompanying notes.

BANKERS INTERNATIONAL SECURITIES, INC.
Statements Of Cash Flows

	Year Ended December 31, 2002	2001
Cash Flows From Operating Activities		
Net income	$ 2,704	$ 4,017
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease (increase) in operating assets		
Interest and dividends receivable	-	10,430
Income tax receivable/payable	-	1,849
Other assets	1,118	741
Decrease in income taxes payable	(923)	-
Net Cash Provided By Operating Activities	2,899	17,037
Cash Flows From Investing Activities		
Proceeds from maturity of certificate of deposit	40,000	-
Purchase of certificate of deposit	(20,000)	-
Net Cash Provided By Investing Activities	20,000	-
Cash Flows From Financing Activities		
Repayment of advance from affiliate, net	80,355	(17,037)
Return of capital	(93,253)	-
Net Cash Used By Financing Activities	(12,898)	(17,037)
Net Decrease In Cash	10,001	-
Cash At Beginning Of Year	-	-
Cash At End Of Year	$ 10,001	$ -

See the accompanying notes.

Note A - Operations And Summary Of Significant Accounting Policies

Nature of Business

Bankers International Securities, Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and is a wholly-owned subsidiary of Bankers Financial Corporation (BFC).

Securities Transactions

Securities transactions and related commission expense are recorded on a trade date basis in accordance with accounting principles generally accepted in the United States of America. Investment securities are valued at fair value, with the resulting net unrealized gains and losses reflected in earnings of the current period.

Income Taxes

The Company files a consolidated income tax return with its parent and its parent's subsidiaries. Any tax benefit from the utilization of a net operating loss in the consolidated income tax returns is paid to the Company, utilizing the separate return method of income tax allocation.

The Company computes its income taxes in accordance with the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note B – Certificate Of Deposit

The Company holds a certificate of deposit of $20,000 in 2002 and $40,000 in 2001 with a bank which is a related party of the Company. The stated rate of interest is 1.73% and 2.98% at December 31, 2002 and 2001, respectively. The $40,000 certificate of deposit matured on December 31, 2002 and $20,000 was invested in a certificate with a maturity date of December 21, 2003.

Note C – Service Fee

Through November 2002, BFC paid a service fee to the Company in an amount to be determined annually. The service fee was $15,856 and $6,700 in 2002 and 2001, respectively.

Note D - Income Taxes

Income tax benefit was $240 and $2,209 for the years ended December 31, 2002 and 2001, respectively, and differed from the amounts computed by applying the federal and state income tax rates of 34% to pretax income from operations primarily as a result of the dividends received deduction and expenses deductible in different periods.

Income tax benefit attributable to income from operations consists of the following for the years ended December 31:

	Current	Deferred	Total
2002			
Federal	$ (205)	$ -	$ (205)
State	(35)	-	(35)
	$ (240)	**$ -**	**$ (240)**
2001			
Federal	$ (1,564)	$ -	$ (1,564)
State	(645)	-	(645)
	$ (2,209)	$ -	$ (2,209)

Note E - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that aggregate indebtedness, as defined by the Rule, shall not exceed 1500% of net capital as defined. In December 2002, the Company received approval from the NASD to reduce its required net capital from $25,000 to $5,000. The Company must maintain a minimum net capital equal to or greater than its required net capital. The net capital amount, the excess net capital, and the percentage of aggregate indebtedness to net capital at December 31, 2002 is:

Net capital	$ 31,003
Excess net capital	$ 26,003
Percentage of aggregate indebtedness to net capital	3%

Supplementary Information

BANKERS INTERNATIONAL SECURITIES, INC.

Computation Of Net Capital Under Rule 15c3-1 Of The Securities And Exchange Commission
December 31, 2002

Net Capital		
Stockholder's equity qualified for net capital	$	38,252
Less non-allowable assets		(7,149)
Net Capital Before Haircuts On Securities Positions		31,103
Less haircuts on security positions		
Certificate of deposit		(100)
Net Capital	$	31,003
Aggregate Indebtedness	$	926
Computation Of Basic Net Capital Requirement		
Minimum net capital required	$	61
Excess net capital at 1500%	$	26,003
Excess net capital at 1000%	$	30,910
Percentage of aggregate indebtedness to net capital		3%

There were no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computations included in the respondent's corresponding unaudited Form X-17a-5, Part II filing as of December 31, 2002.

Bankers International Securities, Inc. was in compliance with Securities and Exchange Commission Rule 15c3-3 conditions of exemption for the year ended December 31, 2002 pursuant to subparagraph (k)(1).

Gregory, Sharer & Stuart, P.A.

Richard H. Caton, CPA
M. Timothy Farrell, CPA
Thomas H. Gregory, CPA
Jeffrey P. McClanathan, CPA
James G. Newman, CPA
Paula D. Popovich, CPA
Larry W. Sharer, CPA
Byron C. Smith, CPA
Charles L. Stuart, CPA
Richard G. Ulrich, CPA

Report Of Independent Certified Public Accountants
On Internal Accounting Control
Pursuant To SEC Rule 17a-5

Board of Directors and Stockholders
Bankers International Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bankers International Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
100 Second Avenue South • Suite 600 • St. Petersburg, Florida 33701-4336
727/821-6161 FAX 727/822-4573
www.gsscpa.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Gregory, Sharer & Stuart, P.A.

Gregory, Sharer & Stuart, P.A.

St. Petersburg, Florida
February 25, 2003